September 28, 2022

John Dana Brown

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Gold MiniSharesSM Trust

a series of WORLD GOLD TRUST

Registration Statement on Form S-3

Filed September 20, 2022

File No. 333- 267521

Dear Mr. Brown,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SPDR® Gold MiniSharesSM Trust, a series of World Gold Trust, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective on October 4, 2022 at 4:00 p.m. Eastern time, or as soon thereafter as practicable.

Please feel free to contact Steven Glusband of Carter Ledyard & Milburn LLP at 212-238-8605 if you have any questions regarding this request.

Sincerely,

SPDR® GOLD MINISHARESSM TRUST,

A series of WORLD GOLD TRUST

By: WGC USA Asset Management Company LLC, its Sponsor

By:	/s/ Joseph R. Cavatoni
Name: Joseph R. Cavatoni
Title: Principal Executive Officer and
Principal Financial and Accounting Officer